

October 20, 2021

David B. Becker
Chief Executive Officer
First Internet Bancorp
11201 USA Parkway
Fishers, IN 46037

> **Re: First Internet Bancorp**
> **Registration Statement on Form S-4**
> **Filed October 15, 2021**
> **File No. 333-260282**

Dear Mr. Becker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance